FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the Notice of Annual Meeting and Proxy Statement of DryShips Inc.

Exhibit 1

July 5, 2007

TO THE SHAREHOLDERS OF

DRYSHIPS INC.

Enclosed is a Notice of the 2007 Annual Meeting of Shareholders (the “Meeting”) of DryShips Inc. (the “Company”) which will be held at the Company’s offices located at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece on August 8, 2007 at 11:00 a.m., and related materials.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1

To elect two Class C Directors to serve until the 2010 Annual Meeting of Shareholders (“Proposal One”);

2.

To approve the appointment of Deloitte (Hadjipavlou Sofianos & Cambanis S.A.) as the Company’s independent auditors for the fiscal year ending December 31, 2007 (“Proposal Two”); and

3.

To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposals One and Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

George Economou
Chairman, Chief Executive Officer, President and interim Chief Financial Officer

DRYSHIPS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 8, 2007

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of DryShips Inc. (the “Company”) will be held at the Company’s offices located at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece on August 8, 2007 at 11:00 a.m., for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1

To elect two Class C Directors to serve until the 2010 Annual Meeting of Shareholders (“Proposal One”);

2.

To approve the appointment of Deloitte (Hadjipavlou Sofianos & Cambanis S.A.) as the Company’s independent auditors for the fiscal year ending December 31, 2007 (“Proposal Two”); and

3.

To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on June 29, 2007 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Olga Lambrianidou

Secretary

July 5, 2007

Majuro, Marshall Islands

______________________

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 8, 2007

________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of DryShips Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held on August 8, 2007 at the Company’s offices located at Omega Building, 80 Kifissias Avenue, GR 151 25 Marousi, Athens, Greece at 11:00 a.m., or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about July 5, 2007.

VOTING RIGHTS AND OUTSTANDING SHARES

On June 29, 2007 (the “Record Date”), the Company had outstanding 35,490,097 shares of common stock, par value $0.01 per share (the “Common Shares”).  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are quoted on The Nasdaq Global Market under the symbol “DRYS.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has five directors on the board of directors, which is divided into three classes.  As provided in the Company’s Articles of Incorporation, after the initial term, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of two Class C Directors expires at the Meeting.  Accordingly, the board of directors has nominated Aristeidis Ioannidis and George Demathas, each of whom is a Class C Director, for election as directors whose term would expire at the Company’s 2010 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
Aristeidis Ioannidis	64	Class C Director
George Demathas	54	Class C Director

Certain biographical information about each of these individuals is set forth below.

Aristeidis Ioannidis was appointed to our Board of Directors on May 29, 2007, to fill the vacancy resulting from the resignation of Mr. Gregory Zikos.  Since 1998, Mr. Ioannidis has been the General Manager of Cardiff Marine Inc., which is responsible for the technical and commercial management of our fleet. He has worked in the shipping industry for over thirty years and has held senior executive management positions in both shipyards and shipping companies.  Mr. Ioannidis holds a BSc Honors in Naval Architecture from Newcastle University in Newcastle, U.K., and an MSc in Naval Architecture & Marine Engineering as well as an MSc in Shipyard & Shipbuilding Management from Massachusetts Institute of Technology in the United States.

George Demathas was appointed to our Board of Directors, on July 18, 2006 to fill the vacancy resulting from the resignation of Mr. Nikolas Tsakos. He has a BA in Mathematics and Physics (Hamilton College, NY) and an MSc in Electrical Engineering and Computer Science (Columbia University). As a principal in Marketing Systems Ltd, he supplied turnkey manufacturing equipment to industry in the USSR. From 1991 he was involved in Malden Investment Trust Inc. in association with Lukoil, working in the Russian petrochemical industry. Since 1996 he has invested in natural gas trunk pipelines in Central Asia. He is based in Moscow and travels widely in Europe and the United States.

We expect all of our directors, other than George Economou and Aristeidis Ioannidis to be independent.

Audit Committee.  The Company’s board of directors has established an Audit Committee, consisting of three members, which is responsible for reviewing the Company’s accounting controls and

2

the appointment of the Company’s outside auditors.  The Audit Committee currently consists of Messrs. Papoulias, Demathas and Xiridakis.

Required Vote.  Approval of Proposal One will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF

INDEPENDENT AUDITORS

The board of directors is submitting for approval at the Meeting the selection of Deloitte (Hadjipavlou Sofianos & Cambanis S.A.) as the Company's independent auditors for the fiscal year ending December 31, 2007.

Deloitte (Hadjipavlou Sofianos & Cambanis S.A.) has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE (HADJIPAVLOU SOFIANOS & CAMBANIS S.A.) AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2007.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Olga Lambrianidou

Secretary

July 5, 2007

Majuro, Marshall Islands

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

---------------------------------

(Registrant)

Dated: July 16, 2007

By: /s/ George Economou

----------------------------------

George Economou

Chief Executive Officer